Exhibit 99.1

Quarterly Report
First Quarter - Fiscal 2011

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2011 First Quarter
Dear Shareholders,

During the first quarter of fiscal 2011, we saw growing appreciation from both the scientific and investment communities for the potential of our recently acquired JAK1/JAK2 inhibitor, CYT387. In August 2010, we reported favorable early activity data from the dose-escalation portion of our Phase I/II trial of CYT387 conducted by Mayo Clinic in patients with myelofibrosis, a potentially fatal disease of the bone marrow affecting blood cell production. In March 2010, enrolment commenced for the subsequent 100 patient Phase II cohort of this trial. We now look forward to the American Society of Hematology (ASH) meeting being held in early December 2010, where we expect detailed initial clinical data from the Phase I and early Phase II portion of the study will be presented. More advanced data from the Phase II portion of the study are anticipated in mid-2011, paving the way for potential NDA-enabling studies in the latter half of calendar 2011.

In October 2010, we also reported preclinical results for CYT387 that demonstrated the therapeutic potential of this molecule and highlighted potential competitive advantages CYT387 may have over other JAK inhibitor drugs in development. We are also reviewing the development pathway for this drug in the numerous other indications, such as inflammatory disorders, where evidence of activity has been shown with this class of molecules.

Our EGFR-targeting antibody, nimotuzumab, continues to advance through a broad, multifaceted international development program. Daiichi Sankyo, CIMYM’s licensee for nimotuzumab in Japan, previously initiated a randomized trial with nimotuzumab in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea, which they report completed recruitment in calendar 2009. Daiichi also launched a Phase II trial in first-line NSCLC for which YM has been advised that recruitment has been completed. Reports on both trials are expected during the first half of calendar 2011 as data mature. Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported safety data from a Phase III trial in adult glioma patients at ASCO 2010 and OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients. We are now advised by OSAG that data from the adult glioma trial may be released in the first half of 2011.

YM’s two randomized, Phase II, double-blind trials of nimotuzumab (for brain metastasis from non-small cell lung cancer and for palliative stage NSCLC) are lagging recruitment targets and consequently these programs are under review as we focus our support on the more advanced trials involving Daiichi Sankyo which have the prospect of earlier registration trial initiation. Our Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment at multiple sites in the US, Canada, and Israel and should also report prior to the end of calendar 2010.

Our clinical stage vascular disrupting agent, CYT997, is currently undergoing a Phase II clinical trial for glioblastoma multiforme, a brain cancer with poor prognosis, with data expected in calendar Q2 2011. While this trial employs an intravenous formulation of CYT997, data have been reported (ASCO 2008) on an oral dosage trial demonstrating that the drug is capable of being developed in both IV and oral dose formulations. Successful development in an oral setting would importantly differentiate this agent from others in development. In September we reported Phase I clinical trial results for CYT997 were published in the United Kingdom’s premier cancer journal, the British Journal of Cancer. Our Phase I dose escalation results showed that CYT997 was well tolerated at doses that were associated with clinical evidence of vascular disruption in established solid tumors, with the overwhelming majority of patients achieving disease stabilization for two or more cycles of therapy.

YM Australia’s portfolio also contains a library of approximately 4,000 novel small molecules, predominantly targeting protein tyrosine kinases. This library has already provided our clinical stage products CYT387 and CYT997, and we have identified a variety of additional compounds in that library having development potential. In parallel with our in-house development programs, we plan to leverage this library through risk-sharing collaborations with other biotechnology and pharmaceutical companies. One such relationship, with Pulmokine Inc., was announced in late September 2010. Pulmokine has been awarded two National Institutes of Health (NIH) Small Business Innovation Research (SBIR) Phase I grants, totaling more than US$650,000, to develop novel treatments for Pulmonary Arterial Hypertension (PAH). We will continue to explore further collaborations of a similar nature for other molecules from our library, and may also augment our own clinical development pipeline with select compounds.

Together, these three assets provide YM shareholders with an exceptional balance of near-term, medium-term and long-term prospects. Our JAK program offers the prospect of immediate news and the potential for a chain of interesting events over the next 18 months; nimotuzumab has the prospect of launching into registration trials to report over the intermediate term, and our vascular disrupting agent, CYT997, provides the longer-term prospect of a highly differentiated molecule addressing very large markets. We believe this balance is most advantageous in reducing the high risk of drug development while holding the opportunity of unlocking substantial value.

This is my final quarter as CEO of YM after 12 years and my last letter to you. I am exceedingly proud of the achievements our team has made over these years and the challenges we have overcome. More importantly, I believe that our current portfolio of products on which I have commented immediately above is highly promising and that our Company is in an excellent position to surface its value with Dr. Nick Glover at the helm. I would like to thank the shareholders who have supported YM and extend my appreciation to the employees, management team and Board of Directors of YM, without whom the Company could not have succeeded as it has. I look forward to supporting YM’s continued progress through my role as Chairman.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date:

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended September 30, 2010

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months ended September 30, 2010 and condensed notes thereto.  This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2010, 2009 and 2008, as well as the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 18 to the audited consolidated financial statements for the fiscal year ended June 30, 2010 and Note 11 to the unaudited consolidated financial statements for the three months ended September 30, 2010.  All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of November 11, 2010.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:
•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”.

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from basic research of others. The Company evaluates drug projects, technologies, and products and the prospective markets for them and acquires products or obtains, as appropriate, a license for their further development and marketing.

The Company expends money on the evaluation, acquisition, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and initially developed by others through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures, either directly or pursuant to agreements with certain licensees or partners, which will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the products being developed or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended September 30,
	2010	2009	Change

Out-licensing revenue	342,356	727,538	(385,182)
Interest income	55,635	19,119	36,516

Expenses:
Licensing and product development	5,209,181	2,436,048	2,773,133
General and administrative	2,417,106	1,784,432	632,674
Loss for the period	(7,617,415)	(3,502,788)	(4,114,627)
Deficit, beginning of period,	(167,245,315)	(146,251,951)	(20,993,364)
Deficit, end of period	(174,862,730)	(149,754,739)	(25,107,991)

Basic and diluted loss per common share	(0.09)	(0.06)	(0.03)
Total Assets	51,107,077	42,970,366	8,136,711
Cash, cash equivalents & short term deposits	40,169,077	39,475,048	694,029

RESULTS OF OPERATIONS

Three months ended September 30, 2010 compared to three months ended September 30, 2009

Out-licensing Revenue
Out-licensing revenue decreased by $385 thousand for the three months ended September 30, 2010 compared to the three months ended September 30, 2009.  This decrease was due mainly to the recognition of all remaining revenue pertaining to the development of Tesmilifene in the fiscal year 2010.  In addition, the deferred revenue from the Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contract was fully recognized in fiscal 2010, leaving only one active payment to be recognized, which was from Daiichi Pharmaceutical Co., Ltd (“Daiichi”).  The remaining period over which this contract was to be amortized has also been revised to include an additional 3 years.

Interest Income
Interest income has increased by $37 thousand in the three months ended September 30, 2010 compared to the same period ended September 30, 2009.  Interest income has increased slightly due mainly to the increase in cash as well as a gradual increase in market interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended September 30, 2010 increased by $2.773 million to $5.209 million compared to the same period last year.  In addition to the changes described below, core expenses for licensing and product development increased by $1.810 million for the three months ended September 30, 2010 over the comparative period last year.  This increase is due mainly to amortization of the acquired technology acquired in January 2010 and the addition of an Australian office.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $298 thousand to $1.101 million for the three months ended September 30, 2010, compared to the same period in the prior year.  The increase in the current quarter’s costs were due mainly to increased spending in the current clinical trials; non-small cell lung cancer patients ineligible for radical chemotherapy (NSCLC) and brain metastases from non-small cell lung cancer, and the conclusion of the Phase II clinical trial in diffuse intrinsic pontine glioma (DIPG).

AeroLEF
Costs associated with development activities for AeroLEF™ decreased by $390 thousand to $20 thousand for the three months ended September 30, 2010, compared to the same period in the prior year.  In June 2010, the Company decided to no longer pursue the AeroLEF program, and to terminate the development program associated with the product.  Costs incurred this quarter pertain to the maintenance of patents and consulting.  The prior year’s costs were primarily related to out-licensing and partnering initiatives.

CYT387 and CYT997
Costs associated with development activities for the CYT387 and CYT997 products were $1.062 million for the three months ended September 30, 2010.  These costs are primarily attributable to clinical trial and IP costs.

General and Administrative Expenses
General and administrative expenses increased by $633 thousand to $2.417 million for the three months ended September 30, 2010, compared to the same period in the prior year. The increase was due mainly to restructuring costs, bonuses awarded and increased Board of Director fees and travel expenses as a result of additional meetings held during the quarter.

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

Out-licensing Revenue
Out-licensing revenue for the quarter ended September 30, 2009 of $728 thousand decreased by $487 thousand compared to $1.215 million in the same quarter in the prior year. This is mainly because the recognition periods for the initial payments for the Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contracts were extended by 12 months effective January 1, 2009 and the revenue recognition from the Innogene Kalbiotech Private Limited (“IGK”) contract ended in December 2008, reducing the amount recognized in the quarters following.

Interest Income
Interest income has decreased by $424 thousand to $19 thousand for the three months ended September 30, 2009 compared to $443 thousand in the same period in the prior year. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations, but primarily decreased as a result of the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses decreased by $1.409 million to $2.436 million for the first quarter ended September 30, 2009 compared to the same period last year. In addition to the changes described below, core expenses for licensing and product development decreased by $801 thousand compared to the same quarter in the prior year, due to decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab
Costs associated with development activities for nimotuzumab were $803 thousand for the three months ended September 30, 2009, compared to $1.032 million for the three months ended September 30, 2008.  The 2008 costs were primarily related to the completion of the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma. The 2009 costs were due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during the third quarter of fiscal 2009, as well as the glioma trials.

AeroLEF
AeroLEF expenses have decreased by $102 thousand to $411 thousand for the three months ended September 30, 2009 compared to the same period in the prior year. The decrease was primarily due to the shift from clinical activity, to marketing and out-licensing initiatives.  The expenses for the current quarter are primarily for ongoing product stability, patents, and out-licensing activities.

Tesmilifene
Costs related to tesmilifene totaled $8 thousand for the three months ended September 30, 2009, a decrease of $276 thousand compared to $284 thousand in the same quarter of the previous year.  The decrease in spending for the current quarter resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007.  The current quarter costs were for maintaining the patents.

General and Administrative Expenses
General and administrative expenses for the first quarter of fiscal 2010 increased by $637 thousand, to $1.784 million compared to the same quarter in fiscal 2009.  This increase was mainly attributed to higher stock based compensation expense (2009-$396,644; 2008-$190,332), as well as an increase in legal and consulting fees related to the search for and assessment of, the acquisition of new products.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
September 30, 2010	$342,356	$(7,617,415)	$(0.09)
June 30, 2010	$494,854	$(8,624,160)	$(0.11)
March 31, 2010	$690,585	$(5,490,879)	$(0.09)
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)
March 31, 2009	$776,127	$(3,474,839)	$(0.06)
December 31, 2008	$1,832,224	$(3,174,385)	$(0.06)

Out-licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  Revenue decreased in the most recent five quarters because the revenue received for one contract was fully recognized in the quarter ended December 31, 2008 and because the recognition period for the initial payment for the license to Daiichi Sankyo was extended by 12 months effective January 1, 2009, reducing the amount recognized in the quarters following.  In the quarter ended December 31, 2008 a one-time milestone payment of US$500,000, was received and fully recognized in revenue.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe, which began in the fourth quarter of fiscal 2008.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan includes continuing expenditures for nimotuzumab with our two clinical trials in brain metastases and palliative non-small cell lung cancer being expanded into the USA and expenditures related to the development of  the CYT387 and CYT997 products.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On June 2, 2010, the Company completed a prospectus offering of 2,500,000 common shares at U.S. $1.27 per common share for gross proceeds of U.S. $3,175,000 (Cdn. $3,367,723), resulting in net cash proceeds of Cdn. $3,326,838.

On April 23, 2010, the Company entered into a Sales Agreement, with Cantor Fitzgerald & Co., under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. Cantor Fitzgerald & Co. (CF&Co) will act as sales agent for any sales made under the Controlled Equity Offering. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no stand-by fees for having established the arrangement.  CF&Co will receive a cash fee equal up to but not exceeding 5.0% of the first aggregate gross proceeds of US$5 million and thereafter 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co’s fee, of $129 thousand were included in general and administration expenses in the fourth quarter of fiscal 2010.  As at September 30, 2010, no common shares have been sold under this agreement.

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US$15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

As a condition of this offering, the Company agreed to restrict the use of $12.337 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly allowed under the licenses granted by the Office of Foreign Assets Control (OFAC). As at September 30, 2010, the remaining restricted proceeds were approximately $3.802 million and unrestricted cash and short-term deposits totaled approximately $36.367 million.

As at September 30, 2010 the Company had cash and short-term deposits totalling $40.169 million and accounts payables and accrued liabilities totalling $3.423 million compared to $45.645 million and $2.785 million respectively, at June 30, 2010

Management believes that the cash and short-term deposits at September 30, 2010 are sufficient to support the Company’s activities for at least the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; as a result, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of September 30, 2010 no amounts were owing and the amount of future fees under those agreements, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.505 million (U.S. $1.463 million) of which approximately $1.337 million has been paid as at September 30, 2010 and the remaining $168 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at September 30, 2010 the Company continues to open clinical sites and is in the process of recruiting patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $989 thousand has been incurred as at September 30, 2010 and the remaining $172 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $1.339 million has been incurred as at September 30, 2010 and the remaining $161 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1 million, totaling approximately $5.976 million of which $2.966 million has been incurred as at September 30, 2010 and the remaining $3.011 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab and CYT387 and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and both CYT387 and CYT997, as well as in evaluating new products to in-license.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 23, 2010 in respect of the fiscal year ended June 30, 2010, as well as those discussed in Schedule A of the June 30, 2010 audited financial statements. These risk factors include: (i) We are susceptible to general economic conditions; (ii) dealing with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products; (iii) having few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if the Company will become profitable; (iv) depending upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that the Company can continue to identify and license molecules for development; (v) depending upon others for the manufacture, development and sale of our products. If the Company is unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of  products; (vi) expecting to enter into out-licensing agreements with others with respect to the manufacturing and marketing of the Company’s drug products. The Company may retain co-development and marketing rights if management determines it appropriate to do so; (vii) lack of experience in commercial manufacturing of products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing; (viii) dependence on licenses from third parties and the maintenance of licenses is necessary for our success; (ix) although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances; (x) reliance on licensors and others for research on new products; (xi) conducting our development internationally and are subject to laws and regulations of several countries which may affect the Company’s ability to access regulatory agencies and may affect the enforceability and value of the Company’s licenses; (xii) the Company conducts in-licensing internationally and currently owns or licenses products and technologies from sources in Canada, Australia and Cuba. The Company has previously licensed, and intends to and may license, products from sources in other jurisdictions; (xiii) the acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures; (xiv) the Company expects to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors; (xv) the Company may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all; (xvi) operating results and stock price may fluctuate significantly; (xvii) there is no assurance that an active trading market in the Company’s common shares will be sustained; (xviii) our share price is volatile; (xiv) we have not paid dividends; (xx) Our outstanding common shares could be subject to dilution; (xxi) it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence; (xxii) if there are substantial sales of our common shares, the market price of our common shares could decline; (xxiii) we have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium; (xxiv) if our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products; (xxv) competitors develop and market products that are more effective than the Company’s existing product candidates or any products that the Company may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive; (xxvi) subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of product candidates; (xxvii) changes in government regulations although beyond the Company’s control could have an adverse effect on business; (xxviii) success depends upon the Company’s ability to protect intellectual property and proprietary technology; (xxix) potential involvement in intellectual property litigation could negatively affect business; (xxx) product liability claims are an inherent risk of the Company’s business, and if the clinical trial and product liability insurance prove inadequate, product liability claims may harm business.

OUTLOOK

The business of YM is the identification, licensing, acquisition, and further development of products it believes to have the prospect for utility in the treatment of patients with cancer. The Company is continually evaluating the economic and prospective viability of its various products. YM owns YM BioSciences Australia Ltd., whose two products in clinical development are the JAK-targeting small molecule, CYT387, and the vascular disrupting agent, CYT997.  YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, is the licensee for the EGFR-targeting monoclonal antibody, nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries.

Our JAK1/JAK2 targeting molecule, CYT387, is currently in a Phase I/II trial at Mayo Clinic.  Safety data and early signals of efficacy obtained at the end of the Phase I dose escalation stage of this trial were announced on August 3, 2010 and these data from the Phase I stage along with preliminary Phase II data are scheduled for release at the Annual Meeting of the American Society of Hematology (ASH) in December 2010. Full enrollment of the trial (120 patients) is now anticipated in Q1 2011 with data available in the first half of calendar 2011.

The first US patient for YM’s randomized, Phase II, double-blind trial for brain metastasis from non-small cell lung cancer (NSCLC) was recruited in May 2010, following previous initiation in Canada. Recruitment commenced in March 2009 in our other randomized, double-blind Phase II trial to treat palliative stage NSCLC. Recruitment into both Phase II trials lags expectations and the targeted recruitment period of end of calendar Q4 2010 is not achievable. These programs are under review as a consequence as we anticipate focusing our support on more advanced trials involving, Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan. A Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment at multiple sites in the US, Canada, and Israel and is expected to report prior to the end of calendar 2010.

Daiichi Sankyo  previously initiated a randomized trial with nimotuzumab in second line gastric cancer, together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea, which they report completed recruitment in calendar 2009, and Daiichi also launched a Phase II trial in first-line NSCLC for which YM has been advised that recruitment has been completed. Reports on both trials are expected during the first half of calendar 2011, as data mature. Should the clinical data support further development, a global Phase III trial could initiate in calendar 2011, subject to successful scale-up and associated process changes to the manufacture of the product designed to support commercial-scale production.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported that a Pediatric Investigative Program (PIP) submitted to the Pediatric Committee (PDCO) of the EMEA based on data from a single-arm Phase II monotherapy trial in DIPG did not result in the definition of a plan for registration at this time. Preliminary data from a single-arm Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for DIPG was released at ASCO in 2008 and was expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009. Safety data from a Phase III trial in adult glioma patients was presented at ASCO 2010 and OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients. We are advised by OSAG that data from the adult glioma trial may be released in the first half of 2011.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported marketing approval for nimotuzumab in the Philippines and Indonesia. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the ongoing NCCS Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer also being conducted by IGK.

At September 30, 2010, nimotuzumab is reportedly being tested in some 35 clinical trials worldwide having completed 25 trials to date for a total of 60 clinical studies.  Eleven of these ongoing trials are either Phase II or Phase III trials being conducted by YM or our four licensees. CIMAB S.A. (CIMAB) advises that over 10,000 patients have been treated with nimotuzumab through clinical trials, commercial sales or compassionate use or expanded access programs.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) removing limitations on initiating US clinical trials with nimotuzumab for patients in the United States.  Under this expanded license clinical development may also include extending into the US other trials being conducted by the Company’s worldwide licensees.

YM previously announced its application to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in order to more rapidly advance its pivotal stage development. Licenses containing permission for commercial activity have been previously granted by OFAC to two other companies seeking to commercialize Cuban-origin therapeutics in the US, although only YM has proceeded into clinical trials subsequent to issuance of an OFAC license. Agreement on terms for the US commercialization continues to be reviewed by YM’s Cuban licensor because of requirements at OFAC that payments for any license fees and milestones and a proportion of royalties be made in barter consistent with the licenses previously issued.

For Fiscal 2011, YM BioSciences anticipates further data concerning nimotuzumab’s clinical utility becoming available from completed trials, supporting its continued differentiation from the other marketed drugs in its class. A presentation of 48-month survival data for patients treated for locally advanced head and neck cancer in a Phase IIb trial known as “BEST” was made at the ASCO Annual Meeting in Chicago in June 2010.  At four years of follow-up, overall survival was 65% in chemotherapy + nimotuzumab (aka h-R3mAb)  versus 35% chemotherapy (p=0.01) and 43% radiotherapy + h-R3mAb versus 26% radiotherapy (not significant). Nimotuzumab also produced a survival advantage when added to radiation over radiation alone.

Our vascular disrupting agent CYT997 is also in clinical development, and is capable of being developed in IV and oral dose formulations. Preliminary data from our current Phase I/II trial of CYT997 given IV in glioma patients are expected in calendar Q1 2011.

Anticipated clinical data include:

•	CYT387 data in myeloproliferative neoplasms in a Phase I/II trial at Mayo Clinic is anticipated to be presented at ASH 2010
•	Nimotuzumab Phase II (Japan) gastric cancer data in calendar Q1 2011
•	CYT997 data from patients with glioma treated with CYT997 and carboplatin in calendar Q1 2011
•	Nimotuzumab European Phase III adult glioma data in calendar 2010
•	Nimotuzumab North American Phase II pediatric glioma data in calendar 2010
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer date in calendar Q2 2011

In July 2010, YM terminated further development of AeroLEF. The product’s unique profile, positive clinical data from each of its four trials, and the concurrence from a number of regulatory bodies supporting its Phase III-readiness were insufficient to secure the partners YM sought to share the risks and costs remaining in the final stages of development and we were unable to secure a licensing agreement on reasonable terms.

We concluded the quarter ending September 30, 2010 with net cash of $36.746 million having spent $5.498 million in the quarter and $19.698 in the past twelve months. While expenditures will increase with additional clinical activity we believe YM has the resources to conclude the Phase II trial of CYT387, to participate in activities supporting marketing authorization for nimotuzumab, assuming upcoming data supports the initiation of registration trials, and for the continued clinical development of CYT997.

SUBSEQUENT EVENT

Subsequent to September 30, 2010 the Company incurred restructuring costs totaling approximately $1.1 million related to termination and severance costs.  On October 14, 2010 the Company announced that Dr. Nick Glover will be appointed Chief Executive Officer of the Company to be effective as of the Company’s Annual General Meeting on November 18, 2010.  Dr. Glover is also nominated to stand for election as a Director of the Company at that time.  Mr. David Allan, who has been Chairman of the Company since its founding in 1994, and CEO since 1998, will continue to serve as Chairman of YM’s Board of Directors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the milestone payment received or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of Cytopia in January 2010. The Cytopia intangible assets are amortized on a straight-line basis over the estimated time to partner of three years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes option pricing model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1582 Business Combinations, to replace Section 1581 Business Combinations, which aligns this section with International Financial Reporting Standard IFRS 3, "Business Combinations"; Section 1602 Non-controlling Interests which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, “Consolidated and Separate Financial Statements”; and Section 1601 Consolidated Financial Statements which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together. As a result of the acquisition of Cytopia Limited and given current differences among Canadian GAAP, IFRS and US GAAP, the company has elected to early adopt these sections effective July 1, 2009.

ACCOUNTING POLICIES

The following new accounting pronouncements have been issued and are not yet effective:

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company’s plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  The company has completed an initial assessment of the differences between IFRS and Canadian GAAP and identified the only significant measurement difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  YM currently expenses one third of the fair value immediately and two thirds equally over 24 months.  IFRS requires one third of the fair value to be expensed immediately, one third equally over 12 months and one third equally over 24 months.  The impact on the consolidated financial statements for the three months ended September 30, 2010 would be an increase in the net loss of approximately $22,356 with a corresponding increase in equity of the same amount.  YM is in the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements, internal controls and information technology systems.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of September 30, 2010 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2010, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at September 30, 2010:	Amount	Number
Common shares	$203,522,446	80,389,623
Warrants	$1,473,246	8,166,480

     Note 1:  If all warrants were to be exercised, 8,166,480 shares would be issued for total proceeds of U.S.$13,066,368.

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.

Three months ended September 30, 2010 and 2009
(Unaudited)

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

	September 30,	June 30,
	2010	2010
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 3)	$15,095,919	$19,460,141
Short-term deposits (note 3)	25,073,158	26,184,991
Accounts receivable	166,007	161,184
Prepaid expenses	124,428	237,962
	40,459,512	46,044,278

Property and equipment	128,855	84,775

Intangible asset (note 5)	10,518,710	11,645,714

	$51,107,077	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$693,188	$699,277
Accrued liabilities	2,729,655	2,085,824
Deferred revenue	594,072	1,523,916
	4,016,915	4,309,017

Deferred revenue (note 4)	2,277,276	1,650,909

Shareholders' equity:
Share capital (note 6)	203,522,446	203,498,239
Share purchase warrants (note 7)	1,473,246	1,473,246
Contributed surplus (note 8)	14,679,924	14,088,671
Deficit	(174,862,730)	(167,245,315)
	44,812,886	51,814,841

Basis of presentation (note 1)
Commitments (note 10)

	$51,107,077	$57,774,767

See accompanying notes to unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2010	2009
	(Unaudited)

Out-licensing revenue	$342,356	$727,538
Interest income	55,635	19,119
	397,991	746,657

Expenses:
Licensing and product development	5,209,181	2,436,048
General and administrative	2,417,106	1,784,432
	7,626,287	4,220,480

Loss before the undernoted	(7,228,296)	(3,473,823)

Loss on foreign exchange	(406,834)	(26,747)
Gain (loss) on short-term deposits	6,971	(2,218)
Gain on disposal of property and equipment	10,744	-

Loss and comprehensive loss for the period	(7,617,415)	(3,502,788)

Deficit, beginning of period	(167,245,315)	(146,251,951)

Deficit, end of period	$(174,862,730)	$(149,754,739)

Basic and diluted loss per common share	$(0.09)	$(0.06)

Weighted average number of common shares outstanding	80,382,666	55,844,505

See accompanying notes to unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2010	2009
	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(7,617,415)	$(3,502,788)
Items not involving cash:
Amortization of property and equipment	19,358	16,252
Amortization of intangible asset	1,127,004	265,136
Unrealized loss (gain) on short-term deposits	(6,971)	2,218
Gain on disposal of property and equipment	(10,744)	-
Stock-based compensation	600,460	396,644
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	108,711	246,035
Accounts payable, accrued liabilities and deferred revenue	334,265	(4,850)
	(5,445,332)	(2,581,353)

Financing activities:
Issuance of common shares on exercise of options	15,000	11,424

Investing activities:
Short-term deposits, net	1,118,804	34,504,869
Property and equipment, net	(52,694)	(3,563)
	1,066,110	34,501,306

Increase (decrease) in cash and cash equivalents	(4,364,222)	31,931,377

Cash and cash equivalents, beginning of period	19,460,141	2,337,716

Cash and cash equivalents, end of period	$15,095,919	$34,269,093

See accompanying notes to unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for unaudited interim consolidated financial statements which, except as described in note 11, conform in all material respects to accounting principles generally accepted in the United States ("U.S. GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2010.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2010, except as disclosed in note 2.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months ended September 30, 2010 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2011.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the cash and cash equivalents and short-term deposits, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Significant accounting policies:

Accounting policies issued but not yet adopted:

International financial reporting standards:

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company's plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  The Company has completed an initial assessment of the differences between lFRS and Canadian GAAP and identified the only significant measurement difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  The Company's stock options generally vest one-third immediately and one-third on each of the first and second anniversaries.  The Company currently expenses one-third of the fair value immediately and two-thirds equally over 24 months.  lFRS requires one-third of the fair value to be expensed immediately, one-third equally over 12 months and one-third equally over 24 months.  The impact on the consolidated financial statements for the three months ended September 30, 2010 would be an increase in the net loss of approximately $22,356 with a corresponding increase in equity of the same amount.  The Company is in the process of completing a detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements, internal controls and information technology systems.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

3.	Cash and cash equivalents and short-term deposits:

As a condition of the March 10, 2010 prospectus financing, the Company agreed to restrict use of $12.337 million of the net proceeds raised to fund drug development activities not related to Cuba or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented under the licenses granted by the U.S. Office of Foreign Asset Control.  As at September 30, 2010, the remaining restricted proceeds were approximately $3.802 million and unrestricted cash and cash equivalents and short-term deposits totalled approximately $36.367 million.

Cash is on deposit with Canadian Schedule A banks.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.

The Company's short-term deposits consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule A banks with terms extending beyond 90 days from the date of the acquisition and are held to maturity.

4.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements.  These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration.  As at September 30, 2010, deferred revenue of $2,871,348 (June 30 - $3,174,825) related to an out-licensing agreement for nimotuzumab dated July 25, 2006.  The revenue recognized for the three months ended September 30, 2010 was $303,477 (2009 - $621,597).  As a result of a revision to the estimated period of collaboration, the revenue recognition period was extended an additional three years, to July 2015.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

5.	Intangible assets:

	September 30,			June 30,
			2010			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies:
CYT 387 and CYT 997	$13,524,054	$3,005,344	$10,518,710	$13,524,054	$1,878,340	$11,645,714

On January 29, 2010, on acquisition of Cytopia Limited, the Company recorded $13,524,054 of acquired technologies which includes the intellectual property and in-process research and development of the Company's CYT 387 and CYT 997 products.

6.	Share capital:

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2010	80,359,623	$203,498,239
Issued on exercise of options	30,000	24,207

Balance, September 30, 2010	80,389,623	$203,522,446

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), resulting in net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710).  Each unit consisted of one common share and one-half common share purchase warrant.  In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model.  Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

7.	Share purchase warrants:

In connection with the March 10, 2010 financing, the Company issued 8,166,480 common share purchase warrants with an exercise price of U.S. $1.60 per common share, recorded at fair value estimated using the Black-Sholes option pricing model.  The warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015.

		Weighted
		average
	Number	exercise price	Amount

Outstanding, June 30, 2010 and September 30, 2010	8,166,480	$ U.S. 1.60	$1,473,246

8.	Contributed surplus:

Balance, June 30, 2010	$14,088,671
Stock-based compensation	600,460
Exercise of options	(9,207)

Balance, September 30, 2010	$14,679,924

9.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  As at September 30, 2010, the option exercise prices range from $0.50 to $15.27.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

9.	Stock-based compensation (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	September 30,
	2010	2009

Number of options issued	1,330,500	757,500
Risk-free interest rate	1.8% - 3.0%	2.3% - 3.1%
Volatility factor	82% - 90%	84% - 87%
Dividend rate	0%	0%
Expected life of options	5 - 7 years	5 - 7 years
Vesting period (months)	0 to 24	0 to 24
Weighted average fair value of options granted	$1.21	$1.19
Fair value of options granted	$1,396,448	$900,018

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months ended September 30, 2010 for stock-based employee compensation awards was $600,460 (2009 - $396,644).  The fair value of options granted is being expensed over the vesting period of the options.

As at September 30, 2010, total compensation cost related to non-vested awards not yet recognized was $1,305,800 and the weighted average period over which it is expected to be recognized was 0.84 years.  As at September 30, 2010, the Company has 3,583,132 stock options that have been authorized but not granted.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

9.	Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months ended September 30, 2010 and the stock options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2010	7,582,971	$2.29
Granted	1,330,500	1.63
Expired	(408,160)	4.67
Exercised	(30,000)	0.50

Outstanding, September 30, 2010	8,475,311	2.08

Exercisable, September 30, 2010	6,994,119	$2.19

10.	Commitments:

In November 2007, the Company entered into a contract for services of a Clinical Research Organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.505 million (U.S. $1.463 million), of which approximately $1.337 million has been incurred as at September 30, 2010 and the remaining $168 thousand has yet to be incurred.  The Company may cancel the contract with a 30-day notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

10.	Commitments (continued):

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $989 thousand has been incurred as at September 30, 2010 and the remaining $172 thousand has yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $1.339 million has been incurred as at September 30, 2010 and the remaining $161 thousand has yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling approximately $5.976 million, of which approximately $2.966 million has been paid as at September 30, 2010 and the remaining $3.011 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

11.	Canadian and United States generally accepted accounting policy differences:

The Company's unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(a)	Interim consolidated statements of operations and comprehensive loss and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three months ended
	September 30,
	2010	2009

Loss for the period based on Canadian GAAP	$(7,617,415)	$(3,502,788)
Amortization of acquired technologies (i)	-	265,136
Change in fair value of warrants (iii)	(3,411,897)	-

Loss for the period and comprehensive loss based on U.S. GAAP	$(11,029,312)	$(3,237,652)

Basic and diluted loss per share (ii)	$(0.14)	$(0.06)

Weighted average number of common shares outstanding	80,382,666	55,844,505

(i)	Acquired technologies:

Under U.S. GAAP, effective for business combinations prior to July 1, 2009, the Company's acquired technologies, which primarily comprise patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, were considered in-process research and development and were immediately expensed upon acquisition.  The Company's acquired technologies relating to the Delex acquisition do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies were considered to be development assets that were capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(ii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options is not dilutive to the loss per common share.

(iii)
United States GAAP requires that the share purchase warrants with a strike price in a currency other than the Company's functional currency be classified as long-term liabilities and measured at fair value using the Black-Scholes option pricing model with changes in fair value recognized in the consolidated statement of operations.

(b)	Interim consolidated statement of changes in shareholders' equity:

U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of operations is presented.  Shareholders' equity under U.S. GAAP was as follows:

			Additional	Share
			paid-in	purchase
	Share capital	Deficit	capital	warrants	Total

Total shareholders' equity under U.S. GAAP, June 30, 2010	$203,498,239	$(170,312,215)	$12,327,559	$-	$45,513,583
Stock-based compensation	-	-	600,460	-	600,460
Issued on exercise of options	24,207	-	(9,207)	-	15,000
Loss for the period	-	(11,029,312)	-	-	(11,029,312)

Total shareholders' equity under U.S. GAAP, September 30, 2010	203,522,446	(181,341,527)	12,918,812	-	35,099,731
Stock-based compensation expense (i)	-	(1,818,334)	1,761,112	-	(57,222)
Share purchase warrants (ii)	-	8,297,131	-	1,473,246	9,770,377

Total shareholders' equity under Canadian GAAP, September 30, 2010	$203,522,446	$(174,862,730)	$14,679,924	$1,473,246	$44,812,886

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(i)
Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002.  Effective July 1, 2005, the Company adopted the fair valued-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R.  In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options granted on or after July 1, 2005.  Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the consolidated statement of operations as the requisite service is rendered.

Prior to July 1, 2005, the Company applied the fair value-based method of accounting only to stock-based compensation provided to non-employees and the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and, accordingly, stock compensation expense for employees awards recorded for Canadian purposes of $1,278,955 and $480,524 for the years ended June 30, 2005 and 2004, respectively, has been reversed for United States GAAP purposes.

(ii)
U.S. GAAP requires that share purchase warrants with a strike price in a foreign currency other than the Company's functional currency be classified as long-term liabilities and remeasured at fair value with changes in fair value recognized in the consolidated statement of operations.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months ended September 30, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

			Additional
			paid-in
	Share capital	Deficit	capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2009	$172,921,153	$(147,438,485)	$11,274,011	$36,756,679
Stock-based compensation	-	-	396,644	396,644
Issued on exercise of options	19,187	-	(7,763)	11,424
Loss for the period	-	(3,237,652)	-	(3,237,652)

Total shareholders' equity under U.S. GAAP, September 30, 2009	172,940,340	(150,676,137)	11,662,892	33,927,095
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	(4,608,453)	-	(4,608,453)

Total shareholders' equity under Canadian GAAP, September 30, 2009	$172,940,340	$(149,754,739)	$13,424,004	$36,609,605

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense.  For the three months ended September 30, 2010, the Company recognized nil (2009 - $50,000) of investment tax credits.

12.	Subsequent event:

Subsequent to September 30, 2010, the Company incurred restructuring costs totalling approximately $1.100 million related to termination and severance costs.